# TERMINATION AGREEMENT

This Termination Agreement ("**Termination Agreement**") is made and entered into as of April 22, 2025 by and among B. Thomas Golisano ("**Golisano**") and Akretive Holdings, LLC (f/k/a Golisano Holdings LLC) ("**Akretive Holdings**") (each a "**Party**," and collectively the "**Parties**"). Reference is hereby made to the Statement of Beneficial Ownership on Schedule 13D, as amended, filed with the Securities and Exchange Commission by the Parties (the "**Schedule 13D**").

WHEREAS, Golisano and Akretive Holdings entered into a Joint Filing Agreement dated October 15, 2015 (the "**Joint Filing Agreement**"), pursuant to which they agreed, among other things, to jointly file the Schedule 13D with respect to their respective beneficial ownership of the common stock, par value $0.001 per share (the "**Common Shares**"), of Twinlab Consolidated Holdings, Inc.;

WHEREAS, Golisano has assigned all of the membership interest held by Golisano in Akretive Holdings (the "**Membership Interest**") to BTG Holdings, LLC ("**BTG**") pursuant to an Assignment of Membership interest dated April 21, 2025, and BTG has entered into a Membership Interest Purchase and Sale Agreement, dated April 22, 2025 with Akretive LLC (the "**Purchase Agreement**") pursuant to which BTG will sell to Akretive LLC the Membership Interest; and

WHEREAS, in connection with the closing of the transaction contemplated by the Purchase Agreement the Parties now mutually desire to terminate the Joint Filing Agreement.

NOW, THEREFORE, the Parties hereby agree as follows:

1. Termination of Joint Filing Agreement. The Joint Filing Agreement is hereby terminated and each Party hereby expressly acknowledges and confirms that, as of the date hereof, the Joint Filing Agreement has been terminated and ceases to be of further effect.

2. Further Amendments to Schedule 13D. From and after the date hereof, no Party shall have any obligation to file any amendment to the Schedule 13D that may be required, in accordance with the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, with respect to the Common Shares, except on such Party's own behalf or pursuant to such other agreements as such Party may enter.

3. Release and Discharge. Each Party hereby mutually and unconditionally releases and discharges the other Party, as applicable from all obligations under the Joint Filing Agreement to which each is a party.

4. Counterparts. This Termination Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

[*Signature Page Follows*]

{9841095: }

IN WITNESS WHEREOF, the undersigned hereby execute this Termination Agreement as of the date first specified above.

/s/ B. Thomas Golisano
B. Thomas Golisano


**Akretive Holdings, LLC**

By:   **BTG Holdings, LLC,** its sole member

/s/ B. Thomas Golisano
B. Thomas Golisano, Member


[*Signature Page to Termination Agreement*]